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05035500

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany (City) — Indiana (State) — 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melhiser Endres Tucker CPA's P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm (Address) — New Albany (City) — IN (State) — 50 (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 24 2005 WASH, D.C. 179 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/19/2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2004 and 2003

CONTENTS

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
Cash	$ 34,565	$ 28,806
Commissions Receivable	4,252	3,858
Agent Receivables	1,059	811
Prepaid Insurance	1,025	906
Prepaid CRD Account	260	230
NASD Stock	3,027	2,835
TOTAL ASSETS	$ 44,188	$ 37,446

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2004	December 31, 2003
LIABILITIES		
Accounts Payable	$ 4,915	$ 4,951
Accrued and Withheld Payroll Taxes	2,197	1,356
TOTAL LIABILITIES	7,112	6,307
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	26,076	20,139
TOTAL STOCKHOLDER'S EQUITY	37,076	31,139
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 44,188	$ 37,446

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings
BALANCE - December 31, 2002	$ 11,000	$ 17,069
Net Income - 2003		7,070
Distribution to Stockholder - 2003		(4,000)
BALANCE - December 31, 2003	11,000	20,139
Net Income - 2004		5,937
BALANCE - December 31, 2004	$ 11,000	$ 26,076

See Notes to Financial Statements.

MELHISER
ENDRES
TUCKER
CPA'S P.C.

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA

EDWARD D. ENDRES, CPA
(1943 - 1997)

WWW.METCPA.COM

INDEPENDENT AUDITOR'S REPORT

February 11, 2005

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX: 812-949-4095

699 HILLVIEW DRIVE • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues		
Commissions	$ 172,308	$ 149,395
Dividend Income	117	121
Interest	192	750
Administrative Fees	1,800	0
TOTAL REVENUE	174,417	150,266
Expenses		
Commissions	120,617	102,875
Licensing Fees	0	515
Office Supplies	1,756	1,512
Postage	511	397
Professional Services	2,000	1,850
Insurance	906	775
Salaries	30,324	21,810
Payroll Taxes	2,556	2,342
Due and Subscriptions	15	165
Rent	6,738	7,200
Telephone Expense	1,187	1,477
Miscellaneous	966	1,482
Membership Assessment	297	270
Penalties	300	0
Conference Expense	100	150
Printing & Reproduction	207	376
TOTAL EXPENSES	168,480	143,196
NET INCOME	$ 5,937	$ 7,070

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 173,714	$ 150,014
Cash Paid for Services and Supplies	(168,264)	(139,341)
Interest Received	117	121
Dividends Received	192	750
Net Cash Provided by Operating Activities	5,759	11,544
Cash Flows from Financing Activities:		
Distributions to Stockholder	0	(4,000)
Net Cash Provided (Used) by Financing Activities	0	(4,000)
Net Increase in Cash and Cash Equivalents	5,759	7,544
Cash and Cash Equivalents - Beginning of Year	28,806	21,262
Cash and Cash Equivalents - End of Year	$ 34,565	$ 28,806

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

	2004	2003
Net Income	$ 5,937	$ 7,070
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	(394)	619
Increase (Decrease) in Accounts Payable	(36)	2,832
(Increase) Decrease in Prepaid Insurance	(119)	(131)
(Increase) Decrease in Agent Receivables	(248)	(268)
(Increase) Decrease in Prepaid CRD Account	(30)	400
Increase (Decrease) in Accrued and Withheld Payroll Taxes	841	557
(Increase) Decrease in NASD Stock	(192)	465
Net Cash Provided by Operating Activities	$ 5,759	$ 11,544

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Allowance for Doubtful Accounts
The Company has determined that no allowance for doubtful accounts is required.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RESTRICTED CASH

The Company is required to maintain $ 6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - NASD STOCK

The Company has 300 shares at $ 10.09 a share of NASD Stock. The stock is not a marketable security.

NOTE E - RELATED PARTIES

The Company paid rent to the shareholder of the Company in the amount of $ 6,738 and $ 7,200 for 2004 and 2003, respectively. The Company also paid the shareholder commissions of $ 7,057 for 2004 and $ 855 for 2003.

ADDITIONAL INFORMATION

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2004	2003
Total Ownership Equity from Statement of Financial Condition	$ 37,076	$ 31,139
Non-Allowable Assets:		
Agent Receivable	(1,059)	(811)
Prepaid Insurance	(1,025)	(906)
Prepaid CRD Account	(260)	(230)
NASD Stock	(3,027)	(2,835)
Total Ownership Equity Qualified for Net Capital	31,705	26,357
Total Capital and Allowable Subordinated Liabilities	31,705	26,357
Net Capital Before Haircuts on Securities Positions	31,705	26,357
Net Capital	$ 31,705	$ 26,357

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2004	December 31, 2003
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 26,705	$ 21,357

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2004	December 31, 2003
Total Liabilities from Statement of Financial Condition	$ 7,112	$ 6,307
Total Aggregate Indebtedness	7,112	6,307
Percentage of Aggregate Indebtedness to Net Capital	22%	24%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	22%	24%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31, 2004	December 31, 2003
Balance, Beginning of Period	$ 0	$ 0
Balance, End of Period	$ 0	$ 0

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Capital (Unaudited) December 31, 2004	$ 37,671
Additional Accounts Payable & Accrued Liabilities	(962)
Additional Prepaid Assets	367
Capital (Audited) December 31, 2004	$ 37,076
Non-Allowable Assets:	
Agent Receivable	(1,059)
Prepaid Insurance	(1,025)
Prepaid CRD Account	(260)
NASD Stock	(3,027)
Net Capital	$ 31,705